Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	March 31, 2017	March 31, 2016
Revenue
Premiums
Gross	$4,733	$4,259
Less: Ceded	1,169	1,081
Net premiums	3,564	3,178
Net investment income (loss):
Interest and other investment income	1,314	1,425
Fair value and foreign currency changes on assets and liabilities (Note 4)	658	2,730
Net gains (losses) on available-for-sale assets	55	75
Net investment income (loss)	2,027	4,230
Fee income	1,418	1,374
Total revenue	7,009	8,782

Benefits and expenses
Gross claims and benefits paid (Note 6)	4,032	3,705
Increase (decrease) in insurance contract liabilities (Note 6)	683	3,438
Decrease (increase) in reinsurance assets (Note 6)	135	(17)
Increase (decrease) in investment contract liabilities (Note 6)	13	10
Reinsurance expenses (recoveries) (Note 7)	(1,158)	(1,027)
Commissions	617	540
Net transfer to (from) segregated funds (Note 10)	(13)	(57)
Operating expenses	1,598	1,369
Premium taxes	91	78
Interest expense	80	81
Total benefits and expenses	6,078	8,120

Income (loss) before income taxes	931	662
Less: Income tax expense (benefit) (Note 8)	182	92

Total net income (loss)	749	570
Less: Net income (loss) attributable to participating policyholders	175	6

Shareholders’ net income (loss)	574	564
Less: Preferred shareholders’ dividends	23	24
Common shareholders’ net income (loss)	$551	$540

Average exchange rates during the reporting periods:
U.S. dollars	1.32	1.37
U.K. pounds	1.64	1.97
Earnings (loss) per share (Note 12)
Basic	$0.90	$0.88
Diluted	$0.89	$0.88

Dividends per common share	$0.42	$0.39

The attached notes form part of these Interim Consolidated Financial Statements.

30	Sun Life Financial Inc.	First Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2017	March 31, 2016
Total net income (loss)	$749	$570
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	(98)	(782)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	100	116
Reclassifications to net income (loss)	(30)	(46)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(6)	(16)
Reclassifications to net income (loss)	2	2
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	10	(22)
Reclassifications to net income (loss) upon change in control	–	(8)
Total items that may be reclassified subsequently to income	(22)	(756)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(8)	(26)
Total items that will not be reclassified subsequently to income	(8)	(26)
Total other comprehensive income (loss)	(30)	(782)
Total comprehensive income (loss)	719	(212)
Less: Participating policyholders’ and non-controlling interests’ comprehensive income (loss)	174	–
Shareholders’ comprehensive income (loss)	$545	$(212)
INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2017	March 31, 2016
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized gains / losses on available-for-sale assets	$(50)	$(31)
Reclassifications to net income for available-for-sale assets	11	11
Unrealized gains / losses on cash flow hedges	2	3
Reclassifications to net income for cash flow hedges	(1)	–
Total items that may be reclassified subsequently to income	(38)	(17)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	4	12
Total items that will not be reclassified subsequently to income	4	12
Total income tax benefit (expense) included in other comprehensive income (loss)	$(34)	$(5)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2017	31

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		March 31, 2017	December 31, 2016
Assets
Cash, cash equivalents and short-term securities (Note 4)		$6,939	$8,642
Debt securities (Note 4)		72,875	71,887
Equity securities (Note 4)		5,798	5,774
Mortgages and loans		40,875	40,775
Derivative assets		1,538	1,608
Other invested assets (Note 4)		3,970	3,931
Policy loans		3,135	3,141
Investment properties		6,595	6,592
Invested assets		141,725	142,350
Other assets		4,930	5,109
Reinsurance assets (Note 6)		5,029	5,144
Deferred tax assets		1,386	1,448
Intangible assets		1,678	1,703
Goodwill		5,296	5,317
Total general fund assets		160,044	161,071
Investments for account of segregated fund holders (Note 10)		101,055	97,167
Total assets		$261,099	$258,238
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$115,490	$115,057
Investment contract liabilities (Note 6)		3,049	2,913
Derivative liabilities		2,226	2,512
Deferred tax liabilities		741	687
Other liabilities		11,391	12,399
Senior debentures		1,299	1,299
Subordinated debt		3,037	3,836
Total general fund liabilities		137,233	138,703
Insurance contracts for account of segregated fund holders (Note 10)		94,039	90,388
Investment contracts for account of segregated fund holders (Note 10)		7,016	6,779
Total liabilities		$238,288	$235,870
Equity
Issued share capital and contributed surplus		$10,948	$10,943
Shareholders’ retained earnings and accumulated other comprehensive income		11,277	11,013
Total shareholders’ equity		22,225	21,956
Participating policyholders’ equity		586	412
Total equity		$22,811	$22,368
Total liabilities and equity		$261,099	$258,238

Exchange rates at the end of the reporting periods:
	U.S. dollars	1.33	1.34
	U.K. pounds	1.67	1.66

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 9, 2017.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

32	Sun Life Financial Inc.	First Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2017	March 31, 2016
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 9)
Balance, beginning of period	8,614	8,567
Stock options exercised	4	8
Issued under dividend reinvestment and share purchase plan	–	–
Balance, end of period	8,618	8,575
Contributed surplus
Balance, beginning of period	72	76
Share-based payments	2	2
Stock options exercised	(1)	(1)
Balance, end of period	73	77
Retained earnings
Balance, beginning of period	9,360	7,891
Net income (loss)	574	564
Dividends on common shares	(258)	(239)
Dividends on preferred shares	(23)	(24)
Transactions with non-controlling interests	–	(47)
Balance, end of period	9,653	8,145
Accumulated other comprehensive income (loss), net of taxes (Note 13)
Balance, beginning of period	1,653	2,459
Total other comprehensive income (loss) for the period	(29)	(776)
Balance, end of period	1,624	1,683
Total shareholders’ equity, end of period	$22,225	$20,737
Participating policyholders:
Balance, beginning of period	$412	$168
Net income (loss)	175	6
Total other comprehensive income (loss) for the period (Note 13)	(1)	(5)
Total participating policyholders’ equity, end of period	$586	$169
Total non-controlling interests, end of period (Note 13)	$–	$17
Total equity	$22,811	$20,923

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2017	33

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2017	March 31, 2016
Cash flows provided by (used in) operating activities(1)
Income (loss) before income taxes	$931	$662
Adjustments:
Interest expense related to financing activities	65	71
Increase (decrease) in insurance and investment contract liabilities	696	3,448
Decrease (increase) in reinsurance assets	135	(17)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	(713)	(2,805)
Sales, maturities and repayments of invested assets	12,675	12,336
Purchases of invested assets	(13,675)	(12,862)
Income taxes received (paid)	(148)	(127)
Mortgage securitization (Note 4)	54	148
Other operating activities	(638)	(533)
Net cash provided by (used in) operating activities	(618)	321
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(43)	(20)
Investment in and transactions with joint ventures and associates	(6)	–
Dividends received from joint ventures and associates	5	–
Acquisitions, net of cash and cash equivalents acquired	–	(1,237)
Other investing activities	62	(17)
Net cash provided by (used in) investing activities	18	(1,274)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	–	(97)
Issuance of subordinated debt, net of issuance costs	–	348
Redemption of senior debentures and subordinated debt (Note 9)	(800)	–
Issuance of common shares on exercise of stock options	3	7
Dividends paid on common and preferred shares	(278)	(259)
Interest expense paid	(98)	(62)
Net cash provided by (used in) financing activities	(1,173)	(63)
Changes due to fluctuations in exchange rates	(31)	(287)
Increase (decrease) in cash and cash equivalents	(1,804)	(1,303)
Net cash and cash equivalents, beginning of period	6,509	6,512
Net cash and cash equivalents, end of period	4,705	5,209
Short-term securities, end of period	2,125	2,185
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$6,830	$7,394

(1)	Balances in 2016 have been changed to conform with current period presentation.

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	First Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2016 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2016 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2017

The following amendments are effective for annual periods beginning on or after January 1, 2017, and did not have a material impact on our Interim Consolidated Financial Statements.

In January 2016, the IASB issued narrow-scope amendments to IAS 12 Income Taxes. The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value. These amendments were applied retrospectively.

In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7), which amends IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosure that enables users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. These amendments were applied prospectively.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes a minor amendment to IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”). The amendment provides clarification guidance to the scope of IFRS 12 and was applied retrospectively.

Assessment of Impact on IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations, establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. IFRS 15 also provides guidance related to the costs to obtain and to fulfill a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively, or on a cumulative retrospective basis. Insurance contracts and revenues arising from those contracts, primarily premium revenue, are not within the scope of this standard. Revenues from service contracts and service components of investment contracts that is reported in Fee income and primarily arises from our asset management businesses, are within the scope of IFRS 15. We have completed our identification of the contracts within the scope of this standard and are currently performing a detailed assessment of the revenues and costs related to these contracts to determine the potential impact that the adoption of IFRS 15 may have on our Consolidated Financial Statements. Based on our assessments completed to date, we do not expect the adoption of this standard to have a material impact on our financial results. We also continue to monitor interpretations and developments related to the standard, principally for the asset management industry.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2017	35

3.     Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2017
Gross premiums:
Annuities	$411	$–	$–	$–	$6	$–	$417
Life insurance	1,108	705	–	359	22	–	2,194
Health insurance	1,202	910	–	6	4	–	2,122
Total gross premiums	2,721	1,615	–	365	32	–	4,733
Less: ceded premiums	973	140	–	50	6	–	1,169
Net investment income (loss)	1,070	494	14	281	194	(26)	2,027
Fee income	271	54	983	97	31	(18)	1,418
Total revenue	3,089	2,023	997	693	251	(44)	7,009
Less:
Total benefits and expenses	2,537	2,001	739	599	246	(44)	6,078
Income tax expense (benefit)	116	(16)	87	17	(22)	–	182
Total net income (loss)	$436	$38	$171	$77	$27	$–	$749
2016
Gross premiums:
Annuities	$389	$2	$–	$4	$8	$–	$403
Life insurance	960	596	–	431	25	–	2,012
Health insurance	1,074	760	–	5	5	–	1,844
Total gross premiums	2,423	1,358	–	440	38	–	4,259
Less: ceded premiums	908	156	–	11	6	–	1,081
Net investment income (loss)	1,743	1,523	5	467	518	(26)	4,230
Fee income	243	57	979	80	35	(20)	1,374
Total revenue	3,501	2,782	984	976	585	(46)	8,782
Less:
Total benefits and expenses	3,360	2,664	698	868	576	(46)	8,120
Income tax expense (benefit)	(28)	20	109	14	(23)	–	92
Total net income (loss)	$169	$98	$177	$94	$32	$–	$570

36	Sun Life Financial Inc.	First Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.     Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our debt securities, equity securities, and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
March 31, 2017
Debt securities	$60,312	$12,563	$–	$72,875
Equity securities	$5,000	$798	$–	$5,798
Other invested assets	$2,046	$636	$1,288	$3,970

December 31, 2016
Debt securities	$59,466	$12,421	$–	$71,887
Equity securities	$5,016	$758	$–	$5,774
Other invested assets	$2,041	$623	$1,267	$3,931

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended
	March 31, 2017	March 31, 2016
Fair value change:
Cash, cash equivalents and short-term securities	$–	$(18)
Debt securities	440	1,385
Equity securities	120	61
Derivative investments	143	1,828
Other invested assets	15	(48)
Total change in fair value through profit or loss assets and liabilities	718	3,208
Fair value changes on investment properties	3	25
Foreign exchange gains (losses)(1)	(63)	(503)
Fair value and foreign currency changes on assets and liabilities	$658	$2,730

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $1 during the three months ended March 31, 2017 ($1 for the three months ended March 31, 2016).

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2017	December 31, 2016	March 31, 2016
Cash	$1,212	$1,841	$1,676
Cash equivalents	3,602	4,857	3,722
Short-term securities	2,125	1,944	2,185
Cash, cash equivalents and short-term securities	6,939	8,642	7,583
Less: Bank overdraft, recorded in Other liabilities	109	189	189
Net cash, cash equivalents and short-term securities	$6,830	$8,453	$7,394

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2017	37

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2016 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at March 31, 2017 are $1,151 and $1,156, respectively ($1,105 and $1,102 as at December 31, 2016). The carrying value and fair value of the associated liabilities as at March 31, 2017 are $1,195 and $1,212, respectively ($1,141 and $1,153 as at December 31, 2016). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at March 31, 2017 and December 31, 2016 are $48 and $40, respectively. There are no cash and cash equivalents in the PRA as at March 31, 2017 and December 31, 2016.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2016 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2017 and December 31, 2016.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2016 Annual Consolidated Financial Statements.

4.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	March 31, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,892	$1,047	$–	$6,939	$7,742	$900	$–	$8,642
Debt securities – fair value through profit or loss	1,014	58,751	547	60,312	1,136	57,888	442	59,466
Debt securities – available-for-sale	544	11,925	94	12,563	610	11,620	191	12,421
Equity securities – fair value through profit or loss	3,318	1,536	146	5,000	2,863	2,009	144	5,016
Equity securities – available-for-sale	616	175	7	798	584	167	7	758
Derivative assets	23	1,515	–	1,538	34	1,574	–	1,608
Other invested assets	971	144	1,567	2,682	925	195	1,544	2,664
Investment properties	–	–	6,595	6,595	–	–	6,592	6,592
Total invested assets	$12,378	$75,093	$8,956	$96,427	$13,894	$74,353	$8,920	$97,167
Investments for account of segregated fund holders	$26,713	$73,396	$946	$101,055	$26,435	$69,867	$865	$97,167
Total assets measured at fair value	$39,091	$148,489	$9,902	$197,482	$40,329	$144,220	$9,785	$194,334
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$3	$3
Derivative liabilities	4	2,222	–	2,226	7	2,505	–	2,512
Total liabilities measured at fair value	$4	$2,222	$3	$2,229	$7	$2,505	$3	$2,515

Debt securities – fair value through profit or loss consist of the following:

As at	March 31, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$3,101	$16	$3,117	$–	$3,101	$16	$3,117
Canadian provincial and municipal government	–	11,582	39	11,621	–	11,414	38	11,452
U.S. government and agency	1,014	89	5	1,108	1,136	56	6	1,198
Other foreign government	–	5,615	44	5,659	–	5,568	10	5,578
Corporate	–	34,634	300	34,934	–	34,166	287	34,453
Asset-backed securities:
Commercial mortgage-backed securities	–	1,635	49	1,684	–	1,697	49	1,746
Residential mortgage-backed securities	–	1,605	–	1,605	–	1,482	–	1,482
Collateralized debt obligations	–	22	22	44	–	47	29	76
Other	–	468	72	540	–	357	7	364
Total debt securities – fair value through profit or loss	$1,014	$58,751	$547	$60,312	$1,136	$57,888	$442	$59,466

38	Sun Life Financial Inc.	First Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – available-for-sale consist of the following:

As at	March 31, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,801	$–	$1,801	$–	$1,654	$–	$1,654
Canadian provincial and municipal government	–	1,200	–	1,200	–	1,148	–	1,148
U.S. government and agency	544	81	–	625	610	82	–	692
Other foreign government	–	771	–	771	–	766	–	766
Corporate	–	5,767	84	5,851	–	5,796	87	5,883
Asset-backed securities:
Commercial mortgage-backed securities	–	844	–	844	–	888	–	888
Residential mortgage-backed securities	–	571	–	571	–	501	–	501
Collateralized debt obligations	–	311	–	311	–	239	67	306
Other	–	579	10	589	–	546	37	583
Total debt securities – available-for-sale	$544	$11,925	$94	$12,563	$610	$11,620	$191	$12,421

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2017 and March 31, 2016.

The following table provides reconciliations of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
March 31, 2017
Beginning balance	$442	$191	$144	$7	$1,544	$6,592	$8,920	$865	$9,785
Included in net income(1)(3)(5)	–	(1)	6	–	(14)	(5)	(14)	16	2
Included in OCI(3)	–	–	–	–	3	–	3	–	3
Purchases	72	10	4	–	43	71	200	87	287
Sales	(20)	(1)	(7)	–	(57)	(48)	(133)	(23)	(156)
Settlements	(3)	–	–	–	–	–	(3)	–	(3)
Transfers into Level 3(2)	68	–	–	–	49	–	117	–	117
Transfers (out) of Level 3(2)	(8)	(104)	–	–	–	–	(112)	–	(112)
Foreign currency translation(4)	(4)	(1)	(1)	–	(1)	(15)	(22)	1	(21)
Ending balance	$547	$94	$146	$7	$1,567	$6,595	$8,956	$946	$9,902
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$1	$–	$7	$–	$(14)	$13	$7	$9	$16
March 31, 2016
Beginning balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Included in net income(1)(3)(5)	(3)	2	(7)	–	(54)	14	(48)	2	(46)
Included in OCI(3)	–	(1)	–	–	(1)	–	(2)	–	(2)
Purchases	68	25	21	7	85	87	293	33	326
Sales	(4)	(1)	–	–	(36)	(70)	(111)	(13)	(124)
Settlements	(8)	(1)	(17)	–	–	–	(26)	–	(26)
Transfers into Level 3(2)	–	–	–	–	–	–	–	–	–
Transfers (out) of Level 3(2)	(21)	–	–	–	–	–	(21)	(7)	(28)
Foreign currency translation(4)	(20)	(6)	(4)	–	(3)	(125)	(158)	(45)	(203)
Ending balance	$539	$123	$163	$7	$1,097	$6,446	$8,375	$735	$9,110
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$(1)	$(7)	$–	$(54)	$13	$(49)	$2	$(47)

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the pricing inputs used lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $3 ($25 in 2016) net of amortization of leasing commissions and tenant inducements of $8 ($11 in 2016).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2017	39

5.     Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2016 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2017. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

6.     Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended March 31, 2017			For the three months ended March 31, 2016
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$108,411	$4,541	$103,870	$103,730	$4,812	$98,918
Change in balances on in-force policies	31	(155)	186	2,480	(10)	2,490
Balances arising from new policies	833	29	804	952	30	922
Method and assumption changes(1)	(181)	(9)	(172)	6	(3)	9
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	683	(135)	818	3,438	17	3,421
Acquisitions	–	–	–	2,196	–	2,196
Foreign exchange rate movements	(333)	(30)	(303)	(3,208)	(256)	(2,952)
Balances before Other policy liabilities and assets	108,761	4,376	104,385	106,156	4,573	101,583
Other policy liabilities and assets	6,729	653	6,076	6,441	507	5,934
Total Insurance contract liabilities and Reinsurance assets, end of period	$115,490	$5,029	$110,461	$112,597	$5,080	$107,517

(1)	The 2017 Method and assumption changes are mainly comprised of an update to the SLF Canada participating individual life business to reflect mortality experience.

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended March 31, 2017		For the three months ended March 31, 2016
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,305	$4	$2,208
Deposits	–	202	–	114
Interest	–	12	–	11
Withdrawals	–	(76)	–	(100)
Fees	–	(2)	–	(1)
Other	–	5	–	5
Foreign exchange rate movements	–	(2)	–	(1)
Balances, end of period	$3	$2,444	$4	$2,236

40	Sun Life Financial Inc.	First Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended
	March 31, 2017	March 31, 2016
Balances, beginning of period	$605	$701
Change in liabilities on in-force policies	1	(1)
Foreign exchange rate movements	(4)	(44)
Balances, end of period	$602	$656

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended
	March 31, 2017	March 31, 2016
Maturities and surrenders	$632	$665
Annuity payments	450	473
Death and disability benefits	1,118	939
Health benefits	1,519	1,319
Policyholder dividends and interest on claims and deposits	313	309
Total gross claims and benefits paid	$4,032	$3,705

7.     Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended
	March 31, 2017	March 31, 2016
Recovered claims and benefits	$1,004	$904
Commissions	20	14
Reserve adjustments	46	25
Operating expenses and other	88	84
Reinsurance (expenses) recoveries	$1,158	$1,027

8.     Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended
	March 31, 2017		March 31, 2016
		%		%
Total net income (loss)	$749		$570
Add: Income tax expense (benefit)	182		92
Total net income (loss) before income taxes	$931		$662
Taxes at the combined Canadian federal and provincial statutory income tax rate	$249	26.8	$177	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(26)	(2.8)	(3)	(0.5)
Tax (benefit) cost of unrecognized tax losses and tax credits	–	–	1	0.2
Tax exempt investment income	(34)	(3.7)	(64)	(9.7)
Adjustments in respect of prior periods, including resolution of tax disputes	(15)	(1.6)	(13)	(2.0)
Other	8	0.9	(6)	(0.9)
Total tax expense (benefit) and effective income tax rate	$182	19.6	$92	13.9

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2017	41

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended March 31, 2017 relates mainly to the resolution of tax audits in the U.S. In 2016, the adjustments related to prior years’ tax filings in Canada.

Other for the three months ended March 31, 2017 primarily reflects withholding taxes on distributions from our foreign subsidiaries.

9.     Capital Management

9.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2016 Annual Consolidated Financial Statements.

SLF Inc.’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio as at March 31, 2017 exceeded the minimum regulatory target. Our principal operating insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. Sun Life Assurance’s MCCSR ratio as at March 31, 2017 exceeded the minimum regulatory target; as well, it also exceeded the supervisory target applicable to operating insurance companies. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2017. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2017.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

9.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the three months ended
	March 31, 2017		March 31, 2016
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	613.6	$8,614	612.3	$8,567
Stock options exercised	0.1	4	0.3	8
Balance, end of period	613.7	$8,618	612.6	$8,575

9.B.ii Subordinated Debt

On March 2, 2017, SLF Inc. redeemed all of the outstanding $800 principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest.

42	Sun Life Financial Inc.	First Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.     Segregated Funds

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2017	December 31, 2016
Segregated and mutual fund units	$87,010	$83,625
Equity securities	9,855	9,739
Debt securities	3,382	3,247
Cash, cash equivalents and short-term securities	479	460
Investment properties	369	373
Mortgages	25	28
Other assets	405	120
Total assets	$101,525	$97,592
Less: Liabilities arising from investing activities	$470	$425
Total investments for account of segregated fund holders	$101,055	$97,167

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Balances, beginning of period	$90,388	$83,670	$6,779	$7,770
Additions to segregated funds:
Deposits	3,415	2,706	22	25
Net transfer (to) from general funds	(13)	(57)	–	–
Net realized and unrealized gains (losses)	2,429	(868)	307	(19)
Other investment income	687	454	33	43
Total additions	$6,518	$2,235	$362	$49
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,539	2,166	148	134
Management fees	234	193	15	18
Taxes and other expenses	69	56	4	3
Foreign exchange rate movements	25	736	(42)	623
Total deductions	$2,867	$3,151	$125	$778
Net additions (deductions)	$3,651	$(916)	$237	$(729)
Balances, end of period	$94,039	$82,754	$7,016	$7,041

11.     Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2017	43

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2017
Revenue	$113	$5,576	$1,634	$(314)	$7,009
Shareholders’ net income (loss)	$574	$387	$122	$(509)	$574

March 31, 2016
Revenue	$391	$7,215	$2,290	$(1,114)	$8,782
Shareholders’ net income (loss)	$564	$329	$(98)	$(231)	$564

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2017
Invested assets	$22,746	$134,911	$6,130	$(22,062)	$141,725
Total other general fund assets	$10,224	$23,806	$18,991	$(34,702)	$18,319
Investments for account of segregated fund holders	$–	$101,004	$51	$–	$101,055
Insurance contract liabilities	$–	$115,802	$7,539	$(7,851)	$115,490
Investment contract liabilities	$–	$3,049	$–	$–	$3,049
Total other general fund liabilities	$10,745	$22,946	$14,743	$(29,740)	$18,694

December 31, 2016
Invested assets	$23,351	$134,624	$6,308	$(21,933)	$142,350
Total other general fund assets	$10,097	$24,154	$19,157	$(34,687)	$18,721
Investments for account of segregated fund holders	$–	$97,118	$49	$–	$97,167
Insurance contract liabilities	$–	$115,370	$7,523	$(7,836)	$115,057
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$11,492	$23,805	$15,111	$(29,675)	$20,733

12.     Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31, 2017	March 31, 2016
Common shareholders’ net income (loss) for basic earnings per share	$551	$540
Add: increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$554	$543
Weighted average number of common shares outstanding for basic earnings per share (in millions)	614	612
Add: dilutive impact of stock options(2) (in millions)	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	4	5
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	618
Basic earnings (loss) per share	$0.90	$0.88
Diluted earnings (loss) per share	$0.89	$0.88

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)	Excludes the impact of 2 million stock options for the three months ended March 31, 2016 because these stock options were antidilutive for the period.

44	Sun Life Financial Inc.	First Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13.     Accumulated Other Comprehensive Income (Loss) and

            Non-Controlling Interests

13.A Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended March 31, 2017			For the three months ended March 31, 2016
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,749	$(98)	$1,651	$2,385	$(782)	$1,603
Unrealized gains (losses) on available-for-sale assets	211	70	281	225	70	295
Unrealized gains (losses) on cash flow hedges	(6)	(4)	(10)	3	(14)	(11)
Share of other comprehensive income (loss) in joint ventures and associates	–	10	10	76	(30)	46
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(291)	(8)	(299)	(218)	(26)	(244)
Unrealized gains (losses) on transfers to investment properties	6	–	6	6	–	6
Total	$1,669	$(30)	$1,639	$2,477	$(782)	$1,695
Total attributable to:
Participating policyholders	$16	$(1)	$15	$18	$(5)	$13
Non-controlling interests	–	–	–	–	(1)	(1)
Shareholders	1,653	(29)	1,624	2,459	(776)	1,683
Total	$1,669	$(30)	$1,639	$2,477	$(782)	$1,695

13.B Non-Controlling Interests

In 2016, non-controlling interests reported in our Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss) pertained to the 25% third party interest in Sun Life Vietnam Insurance Company Limited (formerly PVI Sun Life Insurance Company Limited) that was recognized when we obtained control of that entity in the first quarter of 2016. The non-controlling interests were subsequently acquired by us in the fourth quarter of 2016. As a result, we do not have any non-controlling interests as of December 31, 2016. Further details on transactions with non-controlling interests are included in Note 3 of our 2016 Annual Consolidated Financial Statements.

The following table summarizes changes to non-controlling interests during the three months ended March 31, 2016:

For the three months ended March 31, 2016
Balance, beginning of period	$–
Non-controlling interests arising from acquisitions	18
Net income (loss)	–
Total other comprehensive income (loss) for the period (Note 13.A)	(1)
Total non-controlling interests, end of period	$17

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2017	45